TRANSGLOBE ENERGY CORPORATION
PROVIDES MID-QUARTER UPDATE FOR Q3 2009
AND NOTICE OF PETERS & CO. CONFERENCE PARTICIPATION

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, September 10, 2009 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide a mid-quarter production and operations update for the third quarter of 2009 and announce the Company’s attendance at the 2009 North American Oil & Gas Conference in Toronto hosted by Peters & Co. Ltd.

PRODUCTION UPDATE

Total sales for August averaged 8,590 Barrels of oil per day (“Bopd”), made up of 5,490 Bopd from the West Gharib fields in the Arab Republic of Egypt (“Egypt”) and 3,100 Bopd from TransGlobe’s interests in the Republic of Yemen (“Yemen”). Production in August was approximately 500 Bopd below plan primarily due to equipment upgrades and pump changes at West Gharib.

In September, total sales to date have averaged 9,100 Bopd. TransGlobe remains on track to meet production guidance for the full year of between 8,800 and 9,200 Bopd.

OPERATIONS UPDATE

Arab Republic of Egypt (“Egypt”), West Gharib (100% working interest)

Hana West #7 was drilled and cased as a potential dual zone oil well in August. The well encountered the Lower Rudeis B formation (which tested 450 Bopd in the Hana West discovery well, Hana 18) and extended the Hana West pool (Asl B formation) to the south. The well is initially being completed as a potential Lower Rudeis B Oil well.

Following Hana West #7, the drilling rig was moved to El Hoda #1 (west of the Hoshia field) to drill a deep exploration target. The El Hoda prospect is targeting several deeper pre-Miocene formations in addition to the Rudeis formation, which produces at the Hoshia field. The well is expected to reach a total depth of 8,500 feet in the latter half of September, with test results expected in October.

In addition, work continues on the fractured Thebes carbonate project at East Hoshia. The East Hoshia #3 well was re-entered and completed as a potential Thebes oil well in July. Test results to date have confirmed that the Thebes formation in East Hoshia #3 is highly fractured with good inflow capacity, resulting in 100% water production with very little pressure draw-down at the formation. The Company is currently evaluating high-volume lift alternatives to draw down the formation sufficiently to produce oil with the water. If sustained oil production can be achieved from the Thebes formation, it is expected that project would be developed utilizing horizontal wells in conjunction with high-volume lift.

The East Hoshia #4 well, which was drilled in June/July 2009, encountered good oil shows in the Thebes formation during drilling and was completed as a potential Thebes oil well in August. In contrast to East Hoshia #3, the East Hoshia #4 has exhibited very little inflow capability, which could be due to formation damage while drilling or insufficient productive fractures in the vertical wellbore. Stimulation options are being evaluated to remove potential formation damage.

Republic of Yemen (“Yemen”)
In West Yemen, a 3-D seismic field acquisition program on Block 75 and on Block S-1 has been completed. The processed data should be available for interpretation by year end. Exploration drilling could occur in 2010.

In East Yemen, the Block 32 partnership approved the Tasour #26 development well. The drilling rig is currently moving to location and is scheduled to commence drilling by mid-September, with results expected in October.

INVESTOR PRESENTATION – PETERS & CO. LTD. 2009 NORTH AMERICAN OIL & GAS CONFERENCE

Mr. Ross G. Clarkson, President and Chief Executive Officer, will make a presentation on the Company’s activities at Peters & Co. Ltd.’s North American Oil & Gas Conference in Toronto on Thursday, September 17, 2009 at approximately 3:20 PM Eastern Time (1:20 PM Mountain Time). Investors are invited to listen to the live web cast of the presentation via the following link:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2797960

A link to the webcast of Mr. Clarkson’s presentation will be provided on the home page of TransGlobe’s Web site at www.trans-globe.com.

AMENDED 2008 MANAGEMENT DISCUSSION AND ANALYSIS

TransGlobe has filed an amended management discussion and analysis ("Amended 2008 MD&A"), for the year ended December 31, 2008 as a result of a continuous disclosure review conducted by the Alberta Securities Commission. The revised MD&A includes additional discussion and disclosure regarding the Company's internal controls over financial reporting. The Amended 2008 MD&A has not been modified or updated for subsequent events and remains as originally filed on March 13, 2009, except as required to reflect the effect of the amendment to the statement regarding Internal Controls over Financial Reporting. Investors should review the Company’s disclosure record available on SEDAR at www.sedar.com and EDGAR at www.sec.gov for subsequent developments in respect of TransGlobe, in particular the update 2009 production, funds flow from operations and capital outlook contained in the Company’s 2009 Second Quarter MD&A.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

All dollar amounts in this news release are in U.S. dollars unless otherwise stated.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: http://www.trans-globe.com
E-mail: anne-marieb@trans-globe.com